United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Suying Li, Division of Corporation Finance

January 8, 2010

Re:	Northern Dynasty Minerals Ltd.
Form 40-F for the Year Ended December 31, 2008
File No. 1-32210

Dear Ms. Li,

We are in receipt of your letter (“Comment Letter”) dated December 22, 2009 requesting that we provide the Securities and Exchange Commission (the “Commission”) with certain additional information regarding matters discussed in the Form 40-F for the year ended December 31, 2008 filed with the Commission by Northern Dynasty Minerals on March 31, 2009.

We are currently reviewing the contents of your Comment Letter and anticipate providing you with a response before January 29, 2010.

If you have further questions or need additional information, please contact myself at (604) 684-6365 extension 339. Thank you for your time and consideration.

Sincerely,

NORTHERN DYNASTY MINERALS

/s/ Bernard Tan

Bernard Tan, CA, MBA
Corporate Controller